CONNER & WINTERS
TULSA	ATTORNEYS & COUNSELORS AT LAW	William G. von Glahn	Vicki Bronson*

Henry G. Will

Joseph J. McCain, Jr.

Lynnwood R. Moore, Jr.

Robert A. Curry

Steven W. McGrath

D. Richard Funk

Randolph L. Jones, Jr.

J. Ronald Petrikin

Larry B. Lipe

James E. Green, Jr.

Martin R. Wing

John W. Ingraham

Andrew R. Turner

Gentra Abbey Sorem

R. Kevin Redwine

Tony W. Haynie

Bruce W. Freeman

David R. Cordell

John N. Hove

C. Raymond Patton, Jr.

Paul E. Braden

Robert J. Melgaard

P. Scott Hathaway

Lawrence A. Hall

Timothy T. Trump

Mark E. Dreyer

Nancy E. Vaughn

Gregory D. Renberg

Mark D. Berman

Katherine G. Coyle

Beverly K. Smith

Melodie Freeman-Burney

R. Richard Love, III

Robert D. James

Stephen R. Ward

Jeffrey R. Schoborg

Anne B. Sublett

J. Ryan Sacra

Jason S. Taylor

Katy Day Inhofe

Stephan A. Wangsgard

Julia Forrester-Sellers

Melinda L. Kirk

P. Bradley Bendure

Kathryn J. Kindell

Amy M. Santee

Cara M. Hair

Alissa A. Hurley

Heather Holt Bilderback

Debra R. Stockton

Shelley L. Carter

Jed W. Isbell

Conner & Winters, LLP

3700 First Place Tower

15 East Fifth Street

Tulsa, Oklahoma 74103-4344

918-586-5711

Fax 918-586-8982

www.cwlaw.com

Writer’s Direct Number

918-586-5691

Writer’s Fax Number

918-586-8691

Writer’s E-mail Address

lmoore@cwlaw.com

Bob F. McCoy

John E. Barry

James R. Ryan

Russell H. Harbaugh, Jr.

David O. Cordell

OKLAHOMA CITY

Irwin H. Steinhorn

John W. Funk

Jared D. Giddens

Kiran A. Phansalkar

Mitchell D. Blackburn

Mark H. Bennett

Bryan J. Wells

Laura McCasland Holbrook

John E. Gatliff II

J. Dillon Curran

William M. Lewis

L. Belynn Whatley

Peter B. Bradford

Shelia L. Darling

NORTHWEST ARKANSAS

John R. Elrod*

Greg S. Scharlau

Terri Dill Chadick

Todd P. Lewis*

P. Joshua Wisley

Charles E. Scharlau*

WASHINGTON, D.C.

G. Daniel Miller*

Henry Rose*

Erica L. Summers*

HOUSTON, TEXAS

Pamela H. Stabler*

JACKSON, WYOMING

Randolph L. Jones, Jr.

SANTA FE, NEW MEXICO

Douglas M. Rather

Benjamin C. Conner

        1879-1963

John M. Winters, Jr.

        1901-1989

*Not Admitted in Oklahoma

February 10, 2005

FOIA Confidential Treatment Requested

Karen J. Garnett, Assistant Director

Jeffrey A. Shady

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Jameson Inns, Inc. Amendment No. 2 to Form S-3 filed December 30, 2004 File No. 333-119016

Dear Ms. Garnett and Mr. Shady:

I have enclosed a document prepared on behalf of Jameson Inns, Inc. captioned “Projected Stock Issuance to Participants in Jameson Stock Awards Program and Related Costs of Paper Delivery” which is being submitted in response to comments 2 and 4 in your letter of January 28, 2005 with respect to the captioned offering. This information has been developed by Jameson Inns, Inc. in connection with its design implementation of the Jameson Stock Awards Program which is the subject of the captioned registration and is proprietary and confidential.

On behalf of our client, Jameson Inns, Inc., we hereby request confidential treatment of the enclosure under the Freedom of Information Act. You may substantiate this request by contacting either the undersigned or Steven A. Curlee, Vice President – Legal and Secretary at Jameson Inns, Inc., 8 Perimeter Center East, Suite 8050, Atlanta, Georgia 30346-1604, or at telephone number (770) 776-5210.

CONNER & WINTERS, P.C.

Karen J. Garnett

February 10, 2004

Should you require anything further in this regard, please don’t hesitate to contact the undersigned at the address and telephone number listed above.

Yours very truly,

/s/ Lynnwood R. Moore, Jr.

Lynnwood R. Moore, Jr.

LRM:pp

Enclosure

cc w/o Encl:	Office of Freedom of Information and Privacy Act Operations Securities and Exchange Commission Operations Center 6432 General Green Way Alexandria, VA 22312-2413